                                   FORM 6-K

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 of 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of June 2000
    (containing quarterly information for the quarter ended March 31, 2000)

                            Galileo Technology Ltd.
      -------------------------------------------------------------------
                (Translation of registrant's name into English)

                    Moshav Manof, D.N. Misgav 20184, Israel
      -------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F      X                   Form 40-F     _______
                              ------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  ______                        No     X
                                                           -------

                            GALILEO TECHNOLOGY LTD.
                                   FORM 6-K

                                     INDEX


PART I.   FINANCIAL INFORMATION

         Item 1.  Financial Statements (Unaudited):

                  Condensed Consolidated Balance Sheets
                  March 31, 2000 and December 31, 1999

                  Condensed Consolidated Statements of Operations
                  Three months ended March 31, 2000 and 1999

                  Condensed Consolidated Statements of Cash Flows Three months ended March 31, 2000 and 1999

                  Notes to Condensed Consolidated Financial Statements
                  (Unaudited)

         Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

         Item 3.  Quantitative and Qualitative Disclosures about Market Risk

PART II.  OTHER INFORMATION

         Item 1.  Exhibits  - Exhibit Index

Signatures

PART I.  FINANCIAL INFORMATION

Item 1.  Financial Statements

                            GALILEO TECHNOLOGY LTD.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                         (U.S. dollars, in thousands)

                                                                             March 31,      December 31,
                                                                                2000            1999
                                                                          ---------------------------------
                                                                            (Unaudited)          (1)
ASSETS
Current assets:
       Cash and cash equivalents                                             $   45,058     $    42,648
       Short-term investments                                                    62,335          63,005
       Accounts receivable, net                                                  12,052          12,523
       Inventories                                                                7,381           8,094
       Prepaid expenses and other assets                                          2,448           3,049
                                                                          -------------     -----------
Total current assets                                                            129,274         129,319

Other assets                                                                      4,918           2,031
Property and equipment, net                                                      10,120           9,388
                                                                          -------------     -----------
Total assets                                                                 $  144,312     $   140,738
                                                                          =============     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       Accounts payable                                                      $    5,912     $     6,495
       Accrued and other liabilities                                              8,796           8,969
       Deferred income                                                            2,506           1,817
                                                                          -------------     -----------
Total current liabilities                                                        17,214          17,281

Accrued severance pay                                                               691             500
Other liabilities                                                                 1,674           1,652

Commitments

Shareholders' equity:
       Ordinary shares                                                           75,408          74,440
       Deferred compensation                                                       (309)           (432)
       Accumulated other comprehensive income (loss)                                151            (124)
       Retained earnings                                                         49,483          47,421
                                                                          -------------     -----------
Total shareholders' equity                                                      124,733         121,305
                                                                          -------------     -----------
Total liabilities and shareholders' equity                                   $  144,312     $   140,738
                                                                          =============     ===========

                             See accompanying notes.

/(1)/ The balance sheet at December 31, 1999 has been derived from audited financial statements at that date, but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

                            GALILEO TECHNOLOGY LTD.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. dollars, in thousands, except per share data)
                                  (Unaudited)

                                                                     Three Months Ended
                                                             ----------------------------------
                                                                 March 31,        March 31,
                                                                   2000             1999
                                                             ----------------------------------
Net sales                                                        $    20,152         $15,152

Cost of sales                                                          9,246           5,447
                                                               -------------      ----------

Gross profit                                                          10,906           9,705

Operating expenses:
       Research and development                                        6,002           3,285
       Selling, marketing and administrative                           3,768           2,411
                                                               -------------      ----------

            Total operating expenses                                   9,770           5,696
                                                               -------------      ----------

Operating income                                                       1,136           4,009

Other income (expense), net                                            1,034           1,216
                                                               -------------      ----------

Income before provision for income taxes                               2,170           5,225

Provision for income taxes                                               108             260
                                                               -------------      ----------
Net income                                                       $     2,062         $ 4,965
                                                               =============      ==========

Earnings per share:
       Basic                                                     $      0.05         $  0.12
                                                               =============      ==========

       Diluted                                                   $      0.05         $  0.11
                                                               =============      ==========

Shares used in computing earnings per share:
       Basic                                                          42,233          40,694
                                                               =============      ==========

       Diluted                                                        45,237          44,086
                                                               =============      ==========

                             See accompanying notes.

                            GALILEO TECHNOLOGY LTD.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               Increase (decrease) in cash and cash equivalents
                         (U.S. dollars, in thousands)
                                  (Unaudited)

                                                                       Three Months Ended
                                                                ----------------------------------
                                                                   March 31,        March 31,
                                                                      2000             1999
                                                                ----------------------------------
Cash flows from operating activities
Net income                                                           $    2,062       $    4,965
Adjustments to reconcile net income to net cash
      provided by operating activities:
           Depreciation and other                                         1,093              568
           Amortization of deferred compensation                            123              127
Changes in operating assets and liabilities:
           Accounts receivable                                              471             (490)
           Inventories                                                      713              217
           Prepaid expenses and other assets                                623             (125)
           Accounts payable                                                (583)             (50)
           Accrued and other liabilities                                   (173)            (927)
           Deferred income                                                  689              127
           Accrued severance pay and other liabilities                      191               23
                                                                    -----------      -----------
Net cash provided by operating activities                                 5,209            4,435

Cash flows from investing activities
Purchases of short-term investments                                      (1,730)         (19,179)
Proceeds from short-term investments                                      2,675            6,661
Purchases of property and equipment                                      (1,825)            (726)
Other assets                                                             (2,887)             (29)
                                                                    -----------      -----------
Net cash used in investing activities                                    (3,767)         (13,273)

Cash flows from financing activities
Proceeds from issuance of ordinary shares                                   968              359
Repayment of short-term loans                                                 -              (36)
Repayment of long-term debt                                                   -               (6)
                                                                    -----------      -----------
Net cash provided by financing activities                                   968              317

Net increase (decrease) in cash and cash equivalents                      2,410           (8,521)
Cash and cash equivalents at beginning of period                         42,648           45,607
                                                                    -----------      -----------
Cash and cash equivalents at end of period                           $   45,058       $   37,086
                                                                    ===========      ===========

                             See accompanying notes.

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

1.   Basis of Presentation:

     The condensed consolidated financial statements have been prepared by Galileo Technology Ltd., without audit, and include the accounts of Galileo Technology Ltd. and its wholly-owned subsidiaries ("Galileo" or collectively the "Company"). Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position at March 31, 2000 and December 31, 1999, and the operating results and cash flows for the reported periods. These financial statements and notes should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended December 31, 1999, which were filed with the Securities and Exchange Commission on Form 20-F.

     The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the future quarters or the year ending December 31, 2000.

2.   Earnings Per Share

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):


                                                      Three Months Ended
                                                           March 31,
                                               -----------------------------
                                                     2000             1999
                                               -----------------------------
Numerator used for both basic and diluted
    earnings per share - net income                $  2,062         $  4,965
                                               =============================

Denominator for basic earnings per share-
    Weighted average shares                          42,233           40,694
                                               =============================

Denominator for diluted earnings per share:
    Denominator for basic earnings per share         42,233           40,694
    Effect of dilutive securities-
        Share options                                 3,004            3,392
                                               -----------------------------
                                                     45,237           44,086
                                               =============================
Earnings per share:
    Basic                                        $     0.05         $   0.12
                                               =============================
    Diluted                                      $     0.05         $   0.11
                                               =============================

Potentially dilutive securities excluded from
    computations as the effect would be
    antidilutive                                      1,741               24
                                               =============================

3.   Inventories

     Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out (FIFO) method. Substantially all of the inventories are finished goods.

4.   Comprehensive Income

     Total comprehensive income for the three months ended March 31, 2000 and 1999 was $2,337,000 and $4,961,000, respectively. Other comprehensive income represents net change in unrealized gain (loss) on available-for-sale investments.

5.   Segment Information

     The Company and its subsidiaries operate in one segment, principally the definition, development and marketing of semiconductor devices for the communication market. Operations in Israel include research and development and production contracting. Operations in the U.S. include marketing and sales.

6.   Stock Split

     On September 17, 1999, the Company effected a two-for-one stock split in the form of a stock dividend. Accordingly, all references to share and per-share data for all periods presented have been adjusted to reflect this event.

6.   New Accounting Standards

     In June 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." This Statement defers for one year the effective date of Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). The rule will now apply for years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, the Company does not anticipate that the adoption of SFAS 133 will have a significant effect on the Company's consolidated results of operations or financial position.

     In December 1999, the SEC issued SAB No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company believes that its current revenue recognition policies comply with SAB 101.

PART I. FINANCIAL INFORMATION

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the condensed consolidated interim financial statements and the notes thereto in Part I, Item 1 of this quarterly report and with Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Company's Annual Report on Form 20-F for the year ended December 31,1999.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" contained herein and in the Company's other filings with the Securities and Exchange Commission.

Overview

     Galileo defines, develops and markets advanced digital semiconductor devices that perform critical functions for New World converged-network systems, in which voice, video, and data are handled seamlessly using Internet Protocol techniques. Galileo's core competencies utilized in making converged networks a reality include various LAN technologies, WAN technologies, and high performance CPU subsystem technologies. Time-to-market pressures, bandwidth constraints and the need for improved network management capabilities have forced network system vendors increasingly to transition from internally-developed solutions to third-party semiconductor devices that are highly-integrated, scalable, programmable and flexible and meet the demands of more technologically sophisticated networks. Galileo's highly integrated "communications systems on silicon" simplify the designs, reduce development risks and costs, and substantially improve time-to-market for manufacturers of data communications equipment.

     Galileo is organized around two principal product groups: Internetworking Products, which consists of system controllers and WAN communications controllers, and Switching Products, which consists of switched Ethernet controllers, switched Ethernet processors, and switched POS/ATM processors. Galileo Technology Ltd. is an international company with its headquarters in Moshav Manof, Israel and its business headquarters, Galileo Technology, Inc. ("GTI"), in San Jose, California.

Results of Operations

     The following table sets forth, as a percentage of net sales, statement of operations data for the periods indicated.



                                                     Three Months Ended
                                                         March 31,
                                                     2000         1999
                                                    --------------------

Net sales                                               100%         100%

Cost of sales                                          45.9         35.9
                                                    --------------------
Gross profit                                           54.1         64.1

Operating expenses:
     Research and development                          29.8         21.7
     Selling, marketing and administrative             18.7         15.9
                                                    --------------------

               Total operating expenses                48.5         37.6

Operating income                                        5.6         26.5

Other income, net                                       5.1          8.0
                                                    --------------------

Income before provision for income taxes               10.7         34.5

Provision for income taxes                              0.5          1.7
                                                    --------------------
Net income                                             10.2%        32.8%
                                                    ====================

     Net Sales. Net sales to date have been derived primarily from the sale of system controllers and switched Ethernet LAN controllers. Net sales increased to $20.2 million for the three months ended March 31, 2000 from $15.2 million for the three months ended March 31, 1999. For the three months ended March 31, 2000, the Company experienced increased unit sales growth for its system controllers. The growth in net sales of system controllers was a result of growth in the Company's existing system controller products and increased demand for new controller products. Net sales for the Company's switched Ethernet LAN controllers for the three months ended March 31, 2000 approximated the levels recorded for the three months ended March 31, 1999. Net sales of the switched Ethernet LAN controllers were limited in the three months ended March 31, 2000 as some of the Company's customers had strong inventory balances of the Company's products, which reduced their purchases during the three months ended March 31, 2000.

     Three customers accounted for approximately 33%, 16% and 15%, respectively, of the Company's net sales for the three months ended March 31, 2000. The Company expects a significant portion of its future net sales to remain concentrated within a limited number of strategic customers. There can be no assurance that the Company will be able to retain its strategic customers, that such customers will not cancel or reschedule orders or that, in the event they cancel orders, such orders will be replaced by other sales. The occurrence of any such events or the loss of a strategic customer would have a material adverse effect on the Company's operating results. See "Risk Factors--Risks Relating to the Company--Customer Concentration" and "--Dependence on OEMs."

     Cost of Sales/Gross Profit. Cost of sales consists principally of the cost of purchased packaged semiconductor products from third party foundries, principally Taiwan Semiconductor Manufacturing Company. Cost of sales increased to $9.2 million for the three months ended March 31, 2000 from $5.4 million for the three months ended March 31, 1999. The increase in cost of sales for the three months ended March 31, 2000 as compared to the three months ended March 31, 1999 was due to increased sales of system controllers and a $1.5 million increase in the Company's inventory reserve. The Company increased its inventory reserve due to higher than expected quantities of certain products that exceeded the Company's forecasted demand.

     The gross margin on net sales for the three months ended March 31, 2000 decreased to 54.1% from 64.1% for the three months ended March 31, 1999. The decrease in the Company's gross margin on net sales for the three months ended March 31, 2000 was primarily due to the $1.5 million of expense related to the increase in the Company's inventory reserve. Excluding the impact of the $1.5 million increase in the Company's inventory reserve, the gross margin on net sales for the three months ended March 31, 2000 decreased to 61.6%. The decrease in the net gross margin of 61.6% for the three months ended March 31, 2000 from 64.1% for the three months ended March 31, 1999, is primarily due to an overall decline in the average selling price of the company's products that was not offset by a decline in product manufacturing costs.

     Research and Development Expenses. Research and development expenses primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities, subcontracting costs. Research and development expenses for the three months ended March 31, 2000 increased to $6.0 million from $3.3 million for the three months ended March 31, 1999. The increase in research and development expenses reflects a charge of $0.7 million to write off intellectual property related to a development program that was discontinued, addition of personnel, an increase in nonrecurring engineering and product verification expenses and higher depreciation expense. The Company anticipates that research and development expenses, net of the write off of intellectual property, will continue to increase in absolute dollars.

      Selling, Marketing and Administrative Expenses. Selling, marketing and administrative expenses are mainly comprised of commissions to sales representatives, employee-related expenses, advertising, trade exhibition expenses and professional fees. Selling, marketing and administrative expenses were $3.8 million for the three months ended March 31, 2000 and $2.4 million for the three months ended March 31, 1999. The increase in selling, marketing and administrative expenses was primarily due to increased sales commissions on higher sales and personnel additions. The Company anticipates that sales, marketing and administrative expenses will continue to increase in absolute dollars.

     Other Income (Expense), Net. Other income (expense), net was $1.0 million for the three months ended March 31, 2000 and $1.2 million for the three months ended March 31, 1999. The decrease in other income (expense), net for the three months ended March 31, 2000 from the three months ended March 31, 1999 is primarily due to the company writing off a $0.3 million investment in a software company, which was partially offset by an increase in interest income on higher average cash and short-term investment balances as a result of cash generated from operations.

     Provision for Income Taxes. The provision for income taxes for the three months ended March 31, 2000 and 1999 primarily consisted of the Company's United States income tax expense.

     The Company receives certain tax benefits through operating in Israel, as a result of the "Approved Enterprise" status of most of the Company's existing facilities. The Approved Enterprise status will allow a full tax exemption on the undistributed income derived from the Company's investment in its Israeli facilities. The benefits of the investment plans are expected to expire in 2006. Entitlement to the benefits is conditional upon the Company fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event that these conditions are violated, in whole or in part, the Company would be required to refund the amount of tax benefits, with the addition of the Israeli CPI linkage adjustment and interest. The

Company believes its Approved Enterprise operates in substantial compliance with all such conditions and criteria.

         In the event of distribution of cash dividends from income which is tax exempt due to the above, the Company would have to pay tax at the rate of 20% on an amount equal to the amount distributed. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business. The tax exempt income attributable to the Approved Enterprise can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. All of the Company's retained earnings are attributable to the Company's "approved enterprises" and are not available for distribution without the payment of tax.

     The Company's pre-tax income from its U.S. operations is subject to U.S. taxation at U.S. statutory tax rates. However, the Company anticipates that most of its income will be generated from its Israeli operations and therefore its overall effective tax rate will be significantly lower than the U.S. statutory income tax rate.

Liquidity and Capital Resources

     Cash, cash equivalents and short-term investments were $107.4 million at March 31, 2000. The Company generated net cash from operations of $5.2 million for the three months ended March 31, 2000. Net cash from operations for the three months ended March 31, 2000 consisted primarily of net income plus depreciation and an increase in accounts receivable, inventories, prepaid expenses and other assets, and deferred income offset by an increase in accounts payable and accrued and other liabilities. Investing activities for the three months ended March 31, 2000, other than purchases and proceeds from short-term investments and other assets, reflected purchases of property and equipment of $1.8 million. Continued expansion of the Company's business may require higher levels of capital equipment purchases. Financing activities provided cash of $1.0 million primarily from the issuance of ordinary shares pursuant to option exercises.

     At March 31, 2000, the Company had $112.1 million in working capital. The Company believes that its existing cash, cash equivalents and short-term investments, together with any cash flow generated from its operations, will be sufficient to satisfy its working capital and capital expenditure requirements for at least the next 12 months.

Foreign Currency Transactions

     Substantially all of the Company's sales and a substantial portion of its costs are denominated in United States dollars. Since the dollar is the primary currency in the economic environment in which the Company operates, the dollar is its functional currency, and, accordingly, monetary accounts maintained in currencies other than the dollar (principally cash and liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and nonmonetary balance sheet accounts are remeasured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations, and have been immaterial to date.

                                 RISK FACTORS

Risks Relating to the Company

     Potential Fluctuations in Operating Results. The Company's operating results are subject to quarterly and other fluctuations due to a variety of factors, including the gain or loss of significant customers, increased pricing pressures, the timing of new product and feature announcements and introductions by the Company, its competitors or its customers and market acceptance of existing, new or enhanced versions of the Company's and its competitors' and customers' products. Additionally, even if existing, new or enhanced versions of the Company's products are accepted by the Company's customers, the Company could experience fluctuations in its operating results as a result of any delays or slowdown in the customers production ramp. Other factors include the availability of foundry capacity, the availability of products as a result of fluctuations in manufacturing yields and the availability and cost of raw materials to its main supplier, TSMC in Taiwan, the availability of advanced packaging capacity, changes in the mix of products sold, the cyclical nature of both the data communications market and the semiconductor industry, the timing of significant orders, order cancellations and reschedulings, significant increases in expenses associated with expansion of operations and changes in pricing policies of the Company, its competitors or TSMC, including decreases in unit average selling prices ("ASPs") of the Company's products. Historically, unit ASPs in the semiconductor industry have decreased over the life of individual products. In the past, the Company has experienced decreases in unit ASPs on each of its products. The Company believes that many of its current and potential customers are volume purchasers, and will require volume discounts, and that per unit ASPs of individual products will continue to decline in the future due to these increased volume shipments and other pricing pressures. Such declines in unit ASPs will lead to declines in the gross margins for these products, absent offsetting cost reductions or high margins on new product introductions. Furthermore, as the Company enters new markets, there can be no assurance that gross margins will be consistent with historical levels. These factors are difficult to forecast, and these or other factors could materially affect the Company's quarterly or annual operating results. Therefore, there can be no assurance as to the level of net sales or net income, if any, that may be attained by the Company in any given period in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on Taiwan Semiconductor Manufacturing Company ("TSMC"),. Substantially all of the Company's semiconductor devices are manufactured, assembled and tested by TSMC and its subcontractors. The Company intends to continue to rely on TSMC and its subcontractors for substantially all of its manufacturing, assembly and testing requirements for the foreseeable future. TSMC also manufactures products for other companies. The Company does not have a long-term manufacturing agreement with TSMC. Therefore, TSMC is not obligated to supply products to the Company for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order that has been accepted by TSMC. The Company's reliance on TSMC for the manufacture, assembly and testing of its products involves a number of risks, including the possible absence of adequate capacity as the Company expands, the unavailability of, or interruption in access to, certain process technologies and reduced control over delivery schedules, quality assurance, manufacturing yields and costs. The Company has experienced delays and may in the future experience delays in receiving semiconductor devices from TSMC, and there can be no assurance that the Company will be able to obtain semiconductor devices within the time frames and in the volumes required by the Company at an affordable cost or at all.

     In the event that TSMC is unable or unwilling to continue to manufacture the Company's key products in required volumes, the Company would be required to qualify acceptable alternative foundries and such foundries would need time to prepare for volume production. It could take six months or longer for another foundry to commence volume production, and no assurance can be given that any additional foundry would become available to the Company or that any additional foundry would be able to provide products on a turnkey basis or would be in a position to satisfy the Company's production requirements on a timely basis and at acceptable price levels. The loss of TSMC as a supplier, the inability of the Company in a period of increased demand for its products to obtain additional foundry capacity from TSMC or other manufacturers, the inability of TSMC or other manufacturers to maintain acceptable manufacturing yields, or any other circumstances that would limit the Company's ability to obtain adequate supplies of manufactured products, would delay shipments of the Company's products significantly. A delay in shipments could cause cancellation of orders, damage relationships with current and prospective customers or result in the loss of customers. Any such event would have a material adverse effect on the Company's business, financial condition and results of operations.

     Increases in semiconductor demand may limit available foundry capacity worldwide. The Company does not currently have a long-term manufacturing agreement with TSMC and may not be able to obtain such an agreement on terms favorable to the Company in the future. In the event increased worldwide semiconductor demand limits available foundry capacity, the Company may not be able to obtain sufficient allocation of manufacturing capacity to meet its manufacturing needs. Allocation of a foundry's manufacturing capacity may be influenced by a customer's size or the existence of a long-term agreement with the foundry. To address foundry capacity constraints, other semiconductor suppliers that rely on third-party foundries have utilized various arrangements, including equity investments in or loans to independent component manufacturers, in exchange for guaranteed production capacity, joint ventures to own and operate foundries, or "take or pay" contracts that commit a company to purchase specified quantities of components over extended periods. While the Company is not currently a party to any such arrangements, it may determine to enter into such arrangements in the future. There can be no assurance, however, that such arrangements will be available to the Company on acceptable terms or at all. Any such arrangements could require the Company to commit substantial capital. The need to commit substantial capital could require the Company to obtain additional debt or equity financing, which could result in dilution to the Company's shareholders. There can be no assurance that such additional financing, if required, would be available when needed or, if available, could be obtained on terms acceptable to the Company.

     The manufacture of the Company's products is a highly complex and precise process, requiring production in a highly controlled environment. Changes in TSMC's manufacturing processes or the inadvertent use of defective or contaminated materials by TSMC could adversely affect TSMC's ability to achieve acceptable manufacturing yields and product reliability. To the extent that TSMC does not achieve such yields or product reliability, the Company's customer relationships, business, financial condition and results of operations could be adversely affected

     The Company's products are assembled and tested by third-party subcontractors. Such assembly and testing is conducted on a purchase order basis rather than under a long-term agreement. As a result of its reliance on third-party subcontractors to assemble and test its products, the Company cannot directly control product delivery schedules, which could lead to product shortages or quality assurance problems that could increase the costs of manufacturing or assembly of the Company's products. Qualification of assembly and test subcontractors normally requires a significant investment of time. If TSMC is unable to provide the Company with its products on a turnkey basis or the Company is otherwise required to find alternative subcontractors, product shipments could be delayed significantly. Any problems associated with the delivery, quality or cost of the assembly and testing of the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations.

     Intense Competition. The data communications market into which the Company sells its products is intensely competitive and is subject to frequent product introductions with improved price/performance characteristics, rapid technological change, unit ASP erosion and continued emergence of new industry standards. The semiconductor industry is also intensely competitive and is characterized by rapid technological change, product obsolescence and unit ASP erosion. The Company expects competition to increase in the future from existing competitors and from companies that may enter the Company's existing or future markets, including certain current customers, with similar or substitute solutions that may be less costly or provide better performance or features than the Company's products. To be successful in the future, the Company must continue to respond promptly and effectively to changing customer performance, feature and pricing requirements, technological change and competitors' innovations. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations.

     Third-party merchant competitors vary in the scope of the products and services they offer. Many large companies develop and market network components. In the market for system controllers, the Company's competitors include NEC Corp. with respect to the MIPS microprocessor, several small companies with respect to the Intel i960 microprocessor, and Motorola and IBM with respect to the Power PC microprocessor. Galileo's switched Ethernet LAN controllers compete with products from companies such as Broadcom Corporation, MMC Networks, and Allayer Technologies Corporation. The Company's WAN communications controllers compete directly with products from companies such as Motorola, Inc., Siemens A.G., and PMC-Sierra Inc. In addition, the Company expects increased competition in the future from other emerging and established companies

     Customer Concentration. To date, a small number of customers have accounted for a majority of the Company's net sales. The Company expects that revenues from the sale of its products to a limited number of customers will continue to account for a significant percentage of its net sales for the foreseeable future. In addition, a limited number of large OEMs account for a majority of purchasers in the data communications market, and the Company's success will be dependent upon its ability to establish and maintain relationships with these customers. The Company currently has purchase agreements with a few of its larger customers. None of the Company's customer purchase agreements contains minimum purchase requirements. Customers purchase the Company's products pursuant to short-term purchase orders that may be canceled without charge if notice is given within an agreed-upon period. The loss of any one of the Company's major customers would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success depends in significant part upon the decision of the Company's current and prospective customers to continue to purchase products from the Company. There is increasing consolidation within the Company's customer base. Accordingly, there can be no assurance that the Company's current customers will continue to place orders with the Company or that the Company will be able to obtain orders from new customers. If orders by current customers are canceled, decreased or delayed or the Company fails to obtain significant orders from new customers, the Company's business, financial condition and results of operations would be materially adversely affected.

         Product Concentration; Broad Market Acceptance of Products. The Company currently derives substantially all of its net sales from its system controllers and switched Ethernet LAN controllers, and the Company expects that net sales from these products will continue to account for a substantial portion of the Company's net sales for the foreseeable future. The Company's future performance will also depend in part on its ability to successfully develop, introduce and market new and enhanced products at competitive prices, including the Company's WAN communication controllers. Broad market acceptance of these products is, therefore, critical to the Company's future success. Factors that may affect the market acceptance of the Company's products include the market acceptance of network switching products, the price, functionality and availability of competing products and technologies, and the success of the sales efforts of the Company and its customers. There can be no assurance that the Company will be able to develop products that will attain broad market acceptance. Failure of the Company's products to achieve broad market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     Rapid Technological Change; Necessity to Develop and Introduce New Products. The markets for the Company's products are characterized by rapidly changing technologies, evolving and competing industry standards, changes in customer needs, emerging competition, new product introductions and rapid product obsolescence. The Company's future success will depend, in part, on its ability to use leading technologies effectively, to continue to develop its technical expertise, to maintain close working relationships with its key customers in order to develop new products that meet changing customer needs, to advertise and market its products and to influence and respond to changing industry standards and other technological changes on a timely and cost-effective basis. There can be no assurance that the Company will be successful in effectively developing or using new technologies, developing new products or enhancing its existing products on a timely basis, or that such new technologies or enhancements will achieve market acceptance. The Company's pursuit of necessary technological advances may require substantial time and expense, and there can be no assurance that the Company will succeed in adapting its products or business to alternate technologies. Failure of the Company, for technological or other reasons, to develop and introduce new or enhanced products that are compatible with industry standards and that satisfy customer price and performance requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, the Company's competitors may offer enhancements to existing products, or offer new products based on new technologies, industry standards or customer requirements, that have the potential to replace or provide lower cost alternatives to the Company's products. The introduction of such enhancements or new products by the Company's competitors could render the Company's existing and future products obsolete, unmarketable or inoperable. There can be no assurance that the Company will be able to develop new products to compete with new technologies on a timely basis or in a cost-effective manner.

     Product Complexity. Products as complex as those offered by the Company frequently contain errors, defects and bugs when first introduced or as new versions are released. The Company has experienced such errors, defects and bugs in the past in connection with new products. Introductions by the Company of new or enhanced products with reliability, quality or compatibility problems could significantly delay or hinder market acceptance of such products, which could adversely affect the Company's ability to retain its existing customers and to attract new customers. Moreover, such errors, defects or bugs could cause problems, interruptions, delays or cessation of service to the Company's customers. Alleviating such problems could require significant expenditures of capital and resources by the Company. There can be no assurance that, despite testing by TSMC and its subcontractors, the Company or its customers, errors, defects or bugs will not be found in new products after commencement of commercial production, resulting in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from the Company's other development efforts, claims by the Company's customers or others against the Company, or the loss of credibility with the Company's current and prospective customers. Any such event would have a material adverse effect on the Company's business, financial condition and results of operations.

     Dependence on OEMs. The Company's future success depends on OEMs' designing the Company's products into their network systems. The Company must anticipate market trends and the price, performance and functionality requirements of such network system vendors and must successfully develop and manufacture products that meet these requirements. In addition, the Company must meet the timing requirements of such OEMs and must make products available to them in sufficient quantities. The Company works closely with its customers to determine customers' future product needs and receives a rolling forecast from customers for products. The Company has incurred and expects to continue to incur expenses based upon these sales forecasts. The Company's customer purchase agreements contain no minimum purchase requirements. Customers purchase the Company's products pursuant to short-term purchase orders that may be canceled without charge if notice is given within an agreed-upon period. Therefore, there can be no assurance that the actual net sales which the Company will receive will be commensurate with the level of expenses that the Company will incur based on forecasts it receives from its customers in any future period. The Company believes that its success in broadly penetrating markets for its products also depends on its ability to maintain and cultivate relationships with OEMs that are leaders in the data communications and networking markets. Accordingly, in selling to OEMs, the Company can often incur significant expenditures prior to volume sales of new products. The inability of the Company to develop relationships with additional OEMs and have its products designed into new network systems developed by existing and potential OEM customers would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Risks Relating to Operations in Israel

     Operations in Israel. The Company is incorporated under the laws of, and its principal offices are located in, the State of Israel. Thus, the Company is directly influenced by the political, economic and military conditions affecting Israel. Accordingly, any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its present trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on the Company's business, financial condition and results of operations. Despite some progress toward peace between Israel and its Arab neighbors, there remain a number of countries that restrict business with Israel or Israeli companies. There can be no assurance that restrictive laws or policies toward Israel or Israeli businesses will not have an adverse effect on the expansion of the Company's business.

     Inflation and Currency Fluctuations. Because most of the Company's net sales are generated in U.S. dollars, and a substantial portion of the Company's operating expenses are incurred in NIS, the Company is exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the U.S. dollar or the timing of such devaluation lags behind inflation in Israel. Likewise, the Company's operations could be adversely affected if it is unable to guard against currency fluctuations in the future. In the future, the Company may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS; however, no assurance can be given that such measures will adequately protect the Company from material adverse effects due to the impact of inflation in Israel. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Dependence on Tax Benefits. The Company receives certain tax benefits through operating in Israel, particularly as a result of the "Approved Enterprise" status of most of the Company's existing facilities. To be eligible for these tax benefits, the Company must continue to meet certain. The Company believes that it is in compliance with all applicable conditions. If the Company fails to meet such conditions in the future, the tax benefits could be canceled and the Company would be required to refund the tax benefits already received with the addition of the Israeli CPI linkage adjustment and interest. There can be no assurance that these tax benefits will be continued in the future at their current levels or at any level. Israeli authorities have indicated that the government may reduce or eliminate these benefits in the future. The termination or reduction of certain tax benefits would have a material adverse effect on the Company's business, financial condition and results of operations. The Company may, from time to time, submit requests for expansion of its Approved Enterprise programs or for new programs. No assurance can be given that any such requests will be approved. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 3.   Quantitative and Qualitative Disclosures about Market Risk

     In the normal course of business, the financial position of the Company is routinely subjected to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable. The Company regularly assesses these risks and has established policies and business practices to protect against the adverse effects of these and other potential exposures. As a result, the Company does not anticipate material losses in these areas.

PART II.  OTHER INFORMATION

Item 1.  Exhibits

                                 EXHIBIT INDEX




Exhibit
Number            Description of Document
------            -----------------------

99.1 April 18, 2000 Press Release: "Galileo Technology Ltd. Reports First Quarter 2000 Results."

27.1              Financial Data Schedule (Three months ended March 31, 2000)

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         GALILEO TECHNOLOGY LTD.


July 3, 2000                             By:  Michael T. Tate
                                              ----------------------------------
                                              Michael T. Tate, Vice President of
                                              Finance and Chief Financial
                                              Officer